Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium U.S. Retail 401(k) Savings Plan

5296 Harvest Lake Drive

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 500, 122 - 1st Avenue South

Saskatoon, Saskatchewan

S7K 7G3 Canada

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2018 and 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Nutrien Northern American Pension and Retirement Committee,

Plan Administrator, and Management of the

Agrium U.S. Retail 401(k) Savings Plan

Calgary, Alberta, Canada

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Agrium U.S. Retail 401(k) Savings Plan (Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Supplemental Schedule

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of Agrium U.S. Retail 401(k) Savings Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Agrium U.S. Retail 401(k) Savings Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Agrium U.S. Retail 401(k) Savings Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Eide Bailly LLP

We have served as Agrium U.S. Retail 401(k) Savings Plan’s auditor since 2009.

Denver, Colorado

June 18, 2019

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31

(U.S. dollars)

	2018	2017
Assets
Cash and cash equivalents	105,942	982

Investments at fair value (note 5):
Mutual funds	348,100,834	377,008,402
Common trust funds	471,304,796	477,227,578
Common stock	47,749,367	51,062,283

Total investments	867,154,997	905,298,263

Receivables:
Employer contributions	19,888,547	18,130,649
Employee contributions	59,572	213
Notes receivable from participants	13,285,923	13,174,268

Total receivables	33,234,042	31,305,130

Net assets available for benefits	900,494,981	936,604,375

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31

(U.S. dollars)

2018
Additions
Investment loss:
Net realized and unrealized depreciation in fair value of investments	(62,536,673)
Interest and dividends	15,135,362

(47,401,311)

Contributions:
Employer	37,747,585
Participant	34,534,272
Rollover	6,703,471

78,985,328

Interest income on notes receivable from participants	637,724

Total additions	32,221,741

Deductions
Distributions paid to participants	63,228,875
Administrative expenses	622,707

Total deductions	63,851,582
Net decrease	(31,629,841)
Affiliated plan transfers and other	(4,479,553)
Net assets available for benefits:
Beginning of year	936,604,375

End of year	900,494,981

See accompanying notes to the financial statements.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2018 and 2017

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

On January 1, 2018, after receiving all required regulatory approvals, Agrium Inc. (Agrium) and Potash Corporation of Saskatchewan, Inc. (PotashCorp) combined their businesses in a merger of equals by becoming wholly owned subsidiaries of Nutrien Ltd. (Nutrien). Nutrien will continue the operations of Agrium and PotashCorp on a combined basis. There were no changes to the Plan as a result of the merger other than the deregistration of Agrium common shares under the plan and conversion of Agrium common shares to Nutrien common shares.

Nutrien Ag Solutions, Inc. (NAS or the Company), formerly Crop Production Services, Inc., is an indirect subsidiary of the Plan sponsor, Agrium U.S. Inc., a wholly-owned subsidiary of Nutrien. The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2018 and 2017 was T. Rowe Price Trust Company. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee). The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

During 2017, NAS acquired Gillespie Ag Service and Leffingwell AG Sales Company. As part of this transaction, these companies approved an amendment to terminate the Gillespie Ag Service and Leffingwell AG Sales Company 401(k) plans. All participants in the Gillespie Ag Service and Leffingwell AG Sales Company 401(k) plans became 100 percent vested in those respective plans upon termination and were provided the option to have their account balances rolled into the Agrium US Retaril 401k plans. Additionally, participants in the terminated Agrium U.S. Combined Retirement Plan, a defined benefit plan also sponsored by Agrium, were given the option to roll their vested balances into the Plan beginning in 2017. Related contributions from participants in each of these plans are included in the rollover contributions balance on the statement of changes in net assets available for benefits.

(a)	Participant eligibility, plan entry, and contributions

Under the Plan, all full-time employees scheduled to work at least 20 hours per week are immediately eligible to participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees designated as seasonal or temporary require 1,000 hours of service (in the first 12 months of employment) for participation and may enter the Plan on the quarterly entry date coincident with or next following completion of 1,000 hours of service.

The Company contributes a matching contribution in the amount of 100% up to the first 4% of the participants’ elective compensation contributions. The Company may also make discretionary additional contributions based on financial results. For 2018, discretionary additional Company contributions totaled $18,866,794.32. Participants may elect to contribute up to 75% of their annual compensation, subject to annual Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2018 and 2017

(U.S. dollars)

(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. NAS company matching contributions (and associated earnings) are 100% vested without regard to participants’ years of service. However, all discretionary additional NAS company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage
Less than three	50%
Three or more	100%

Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce NAS company contributions or pay Plan administrative expenses. During 2018, there was $490,027 forfeitures applied to Company contributions. The balance of forfeited non-vested accounts was $156,085 at December 31, 2018 (2017 - $270,626). Refer to the Plan document for vesting provisions related to acquired plan account balance.

(c)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the NAS company contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59½. NAS company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70½, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment or roll their balance into an IRA or retirement plan of their choice. For all distributions, any portion of a participant’s account that is invested in Nutrien common shares may be distributed in cash or in common shares of Nutrien, at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2018 and 2017

(U.S. dollars)

(e)	Administrative expenses

The Plan’s expenses are paid by either the Plan or the Company, as provided by the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net asset available for benefits. In addition, certain investment related expenses are included in net depreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

(f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions. A participant may have no more than one outstanding loan at any one time.

(g)	Investment options

Upon enrollment into the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid. An insignificant amount of distributions were requested, but not yet paid, at December 31, 2018.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2018 and 2017

(U.S. dollars)

(d)	Valuation of investments and income recognition

As of December 31, 2018 and 2017, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Common trust funds: Valued at fair value based on the NAV of units held of the collective fund. The NAV is based on the observable market prices of the underlying investments within the fund less liabilities. The NAV for the underlying assets of the fund is a readily determinable measure of their fair value and is the basis used by the fund for current transactions.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2018 and 2017

(U.S. dollars)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

(f)	Cash and cash equivalents

Cash and cash equivalents are cash and short-term investment with an original maturity of three months or less at the date of purchase. Cash and cash equivalents are carried at costs.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 30, 2015, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has since been amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan. Participants would become 100% vested in the employer contribution portion of their accounts.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2018 and 2017

(U.S. dollars)

5.	INVESTMENTS

(a)	Fair value of plan investments by hierarchy level

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Total Fair Value
Mutual funds	348,100,834	—	348,100,834
Common trust funds (i)	—	471,304,796	471,304,796
Common stock	47,749,367	—	47,749,367

Total investments at fair value	395,850,201	471,304,796	867,154,997

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Total Fair Value
Mutual funds	377,008,402	—	377,008,402
Common trust funds (i)	—	477,227,578	477,227,578
Common stock	51,062,283	—	51,062,283

Total investments at fair value	428,070,685	477,227,578	905,298,263

(i) Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

(b)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2018, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common trust funds managed by the Trustee, as well as common shares of Nutrien. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services to the Trustee were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Notes to the Financial Statements

December 31, 2018 and 2017

(U.S. dollars)

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 18, 2019, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2018.

AGRIUM U.S. RETAIL

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2018

Employer Identification Number: 91-1589568

Plan Number: 007

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value
	Vanguard Institutional Index Fund	Mutual Fund	156,959,999
*	T. Rowe Price U.S. Treasury Money Market Trust B	Common Trust Fund	104,173,547
	Vanguard Extended Market Index Fund	Mutual Fund	69,913,585
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	65,180,236
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	55,856,793
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	48,571,334
*	Nutrien Ltd. Common Stock	Common Stock	47,749,367
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	42,119,335
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	36,538,192
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	34,431,030
	Vanguard Total Bond Market Index Fund	Mutual Fund	24,654,090
	Dodge and Cox Stock Fund	Mutual Fund	24,414,899
	Vanguard FTSE All World ex-U.S. Index	Mutual Fund	22,576,220
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	20,590,481
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	20,259,016
	American New Perspectives Fund	Mutual Fund	17,388,401
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	16,372,962
	Wasatch Core Growth Institutional	Mutual Fund	16,036,988
	Prudential Core Plus Bond Trust	Common Trust Fund	10,318,272
	Vanguard Short Term Bond Index Fund	Mutual Fund	7,022,121
	PZENA International Expanded Value Trust	Common Trust Fund	5,931,928
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	5,104,011
	Vanguard Total World Stock Fund	Mutual Fund	4,859,741
	DFA Inflation Protected Securities I	Mutual Fund	4,274,790
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	3,079,977
*	T. Rowe Price Retirement Balance Trust	Common Trust Fund	2,777,682
*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.25%, secured by the related participant’s vested account balance, maturing through 2030.	13,285,923

	Total assets held at end of year		880,440,920

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 21, 2019
/s/ Roxane Schwaner
Name: Roxane Schwaner
Title: Senior Manager, US Benefits

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP